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Exhibit 99(a)(1)(vii)

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES (AS DEFINED BELOW). THE OFFER (AS DEFINED BELOW) IS BEING MADE SOLELY BY THE OFFER TO PURCHASE DATED OCTOBER 21, 2005 AND THE RELATED LETTER OF TRANSMITTAL AND IS BEING MADE TO HOLDERS OF SHARES. THE OFFEROR (AS DEFINED BELOW) IS NOT AWARE OF ANY JURISDICTION WHERE THE MAKING OF THE OFFER OR THE TENDER OF SHARES IN CONNECTION THEREWITH WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IF THE OFFEROR BECOMES AWARE OF ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE TENDER OF SHARES IN CONNECTION THEREWITH WOULD NOT BE IN COMPLIANCE WITH APPLICABLE LAW, THE OFFEROR WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH ANY SUCH LAW. IF, AFTER SUCH GOOD FAITH EFFORT, THE OFFEROR CANNOT COMPLY WITH ANY SUCH LAW, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN SUCH JURISDICTION.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
GOODY'S FAMILY CLOTHING, INC.
at
$8.00 Net Per Share
by
GFC ENTERPRISES, INC.
a wholly owned subsidiary of

GFC HOLDING CORP.
and an affiliate of

SUN CAPITAL PARTNERS IV, LP

        GFC Enterprises, Inc., a Tennessee corporation (the "Offeror") and a wholly owned subsidiary of GFC Holding Corp., a Delaware corporation ("Holdings"), is offering to purchase all the issued and outstanding shares of common stock, no par value per share ("Shares"), of Goody's Family Clothing, Inc. (the "Company") for $8.00 per Share (the "Offer Consideration"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, the Offeror intends to effect the Merger (as defined below).

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, NOVEMBER 21, 2005, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represents at least 51% of the then outstanding Shares on a fully diluted basis. The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other terms and conditions.

        The Offer is being made pursuant to an Acquisition Agreement and Agreement and Plan of Merger, dated as of October 7, 2005 (the "Merger Agreement"), by and among Holdings, the Offeror and the Company. The Merger Agreement, among other things, provides that following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Tennessee Business Corporation Act (the "TBCA"), the Offeror will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Holdings, and the separate corporate existence of the Offeror will cease. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time will be cancelled and extinguished and converted into the right to receive the price per Share paid pursuant to the Offer, in cash, without interest or dividends.

        The Board of Directors of the Company has unanimously adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company's shareholders and recommends that all shareholders accept the Offer, tender their Shares to the Offeror and approve the Merger Agreement and the Merger.

        In connection with the Merger Agreement, Holdings and the Offeror entered into a Support Agreement, dated as of October 7, 2005 (the "Support Agreement"), with the following shareholders: Robert M. Goodfriend, Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust, and The Goodfriend Foundation (collectively, the "Tendering Shareholders"). Pursuant to the Support Agreement, the Tendering Shareholders have agreed to tender an aggregate of 14,520,370 Shares owned by the Tendering Shareholders or to be acquired by the Tendering Shareholders upon the exercise of outstanding options (the "Committed Shares"), and the Tendering Shareholders have agreed to vote the Committed Shares in favor of the Merger. The Committed Shares represent approximately 42.8% of the Shares issued and outstanding as of October 7, 2005, (assuming all options required to be exercised pursuant to the Support Agreement are exercised) and approximately 39.7% of the Shares issued and outstanding as of that date on a fully diluted basis.

        In connection with the Merger Agreement, Holdings, the Offeror and the Company entered into a Stock Option Agreement dated as of October 7, 2005 (the "Option Agreement"). The Option Agreement grants to the Offeror an irrevocable option (the "Top-Up Option") to purchase up to that number of newly-issued shares of common stock (the "Top-Up Option Shares") equal to the number of shares of the common stock that, when added to the number Shares of common stock owned by the Offeror at the time of exercise, shall constitute 90% of the shares of common stock then outstanding on a fully diluted basis (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price, provided that the number of Shares of the Company's common stock subject to the Top-Up Option shall not exceed the number of Shares permitted by the rules of the Nasdaq Stock Market. The Top-Up Option becomes exercisable at the election of the Offeror if the Offeror has accepted and paid for, pursuant to the Offer, at least 80% but less than 90% of the shares of common stock then outstanding.

        For the purposes of the Offer (including during any Subsequent Offering Period (as defined below)), the Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Offeror gives oral or written notice to The Bank of New York (the "Depositary") of the Offeror's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Offeror and transmitting those payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment. In all cases (including the Subsequent Offering Period), the Offeror will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book entry transfer of such Shares into the Depositary's account at the Depository Trust Company pursuant to the procedures set forth in the Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

        The Merger Agreement provides that the Company shall have the option to require the Offeror to extend the Offer for a period not to exceed 10 business days. The Merger Agreement also provides that the Offeror may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date if any of the conditions of the Offer are not satisfied, until such time as such conditions are satisfied or waived, but in no event later than December 14, 2005, (ii) extend the Offer for a period not to exceed 20 business days in the aggregate if, immediately prior to the expiration of the Offer, the Shares tendered and not withdrawn constitute less than 90% of the Shares outstanding on a fully-diluted basis and (iii) extend the Offer if required by law. During any extension described in this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw them.

        The Offeror may provide for a Subsequent Offering Period in connection with the Offer. If the Offeror does provide for a Subsequent Offering Period, subject to the applicable rules and regulations of the Securities and Exchange Commission, the Offeror may elect to extend the Offer beyond the Expiration Date for a subsequent offering period of not more than 20 additional business days (the "Subsequent Offering Period") if, among other things, upon the Expiration Date (i) all of the conditions to the Offeror's obligations to accept for payment, and to pay for, Shares are satisfied (or, to the extent permitted by the Merger Agreement, waived), and (ii) the Offeror immediately accepts for payment, and promptly pays for, all Shares validly tendered and not validly withdrawn prior to the Expiration Date. Shares tendered during a Subsequent Offering Period may not be withdrawn. The Offeror will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period by the Depositary. If the Offeror decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to a national news service on the next business day after the Expiration Date. "Expiration Date" means 5:00 p.m., New York City time on Monday, November 21, 2005 (or the latest time and date at which the Offer, if extended, will expire).

        Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Offeror pursuant to the Offer, may also be withdrawn at any time after December 19, 2005. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. The facsimile number for the Depositary is (212) 815-5076. Any notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from the name of the person who tendered those Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, as defined in Section 2 of the Offer to Purchase, the Shareholder must submit the serial numbers shown on those Share Certificates to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in Section 3 of the Offer to Purchase, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, whose determination will be final and binding. None of Holdings, the Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided the Offeror with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by the Offeror to record holders of Shares whose names appear on the Company's shareholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

        Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Offeror's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

 Banks and Brokers call collect:
(212) 269-5550

 All Others call toll free:
(800) 628-8536

October 21, 2005

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  Exhibit 99(a)(1)(vii)
Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of GOODY'S FAMILY CLOTHING, INC. at $8.00 Net Per Share by GFC ENTERPRISES, INC. a wholly owned subsidiary of GFC HOLDING CORP. and an affiliate of SUN CAPITAL PARTNERS IV, LP